Ms. Nili Shah
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0510

August 19, 2005

Re:	Johnson Controls, Inc. Comment letter dated August 5, 2005 Commission File No. 1-5097
Dear Ms. Shah:
In response to the comment letter dated August 5, 2005 relating to our Form 10-Q for the period ended March 31, 2005 and our subsequent discussions with the Staff on August 8, 2005, the Company provides the following supplemental information.
1.	The Commission’s comment was as follows:

We understand that the $69 million tax benefit recognized in the quarter ended 3/31/05 was precipitated by an election to treat a German subsidiary as liquidated/disposed for US Federal income tax purposes. We understand that this tax treatment (check-the-box election) has enabled the Registrant to claim a US tax deduction for the write-down of the business even though the subsidiary is not discontinuing its operations, is not changing its business or its legal existence, and that no impairment loss has been recognized for financial statement purposes. Therefore, it appears that there is a timing difference that needs to be recorded as a deferred tax liability/expense under SFAS 109. Specifically, it appears that at 3/31/05 the Registrant has taken a tax deduction for a loss that will not be recognized for financial statement purposes until an indefinite time in the future. Please clarify for us whether a deferred tax liability was recognized and, if so, why the corresponding deferred tax expense did not offset the $69 million tax benefit.
As we discussed on August 8, 2005, we supplementally provide the following information to clarify the Staff’s understanding of the Company’s deferred tax accounting considerations related to its check-the-box election for its German holding company. It is important to understand that the check-the-box election resulted in a partial write-down of the US Parent’s original tax basis (“outside tax basis”) of $946 million in the German holding company, thereby generating a capital loss at the US Parent level. The Company’s deferred tax accounting for the book and “inside tax basis” differences of the German operating subsidiaries included in the German holding company continue to be reported in accordance with the provisions of SFAS No. 109.

Ms. Nili Shah
August 19, 2005

For financial reporting purposes, the adjusted “outside tax basis” (after partial write-down) of the US Parent’s investment in the German holding company still exceeds the book basis of that investment given the book operating losses, including various German restructuring and impairment charges, incurred to date for certain subsidiaries included in the German holding company financial statements (i.e., there has only been a partial reversal of excess “outside tax basis” over book basis of this investment). As such, since there is no excess of book basis over “outside tax basis” of this investment at March 31, 2005, there is no deferred tax liability/expense required to be recorded. In addition, no deferred tax asset/benefit can be recorded for the excess “outside tax basis” over book basis at March 31, 2005 in accordance with paragraph 34 of SFAS No. 109.
Based upon the above facts, there is no future loss for financial statement purposes as a result of the capital loss generated for US federal income tax purposes which would require a deferred tax liability/expense to be recorded at March 31, 2005 and, therefore, there is no offset to the $69 million discrete period capital loss tax benefit.
2.	The Commission’s comment was as follows:

In your 7/18/05 letter, you stated that the 3/31/05 tax election generated a $539 million capital loss, of which $187 million was used to offset capital gains for US Federal income tax purposes. We understand that a valuation allowance has been established for the remaining $352 million. Please clarify for us whether this tax asset may be used to offset future capital gains for US Federal income tax purposes.
As you are aware, the discrete period tax benefit reflects the utilization of the check-the-box capital loss only to the extent of the current year taxable capital gain income of $187 million. Under existing US federal tax law, capital losses can only be offset against capital gain income. However, to the extent that the entire capital loss of $539 million is ultimately sustained after review by the taxing authorities, the remaining capital loss may be used to offset future taxable capital gain income, if any, for US federal income tax purposes.
As of March 31, 2005, in accordance with paragraphs 20 — 25 of SFAS No. 109, the Company did not believe it was appropriate to record a deferred tax asset/benefit in excess of its current year capital gain income given the uncertainties surrounding the Company’s ultimate realization of the remaining capital loss tax benefit. Specific considerations in this regard included the following:
•	The remaining capital loss can only be used to the extent of future capital gains generated by the US consolidated tax group. This generally requires nonrecurring transactional activity.

•	The Company had no US capital gain generating transactions contemplated nor were there any prudent or feasible tax planning strategies in place (paragraph 22 of SFAS No. 109) which would support recording the deferred tax asset/benefit at March 31, 2005.

Ms. Nili Shah
August 19, 2005

•	The capital loss carryforward period for US federal income tax purposes is 5 years, thus limiting the time period in which the Company could generate US capital gains. In this regard, it should be noted that the Company has not had a recent history of generating significant capital gains in the US.

•	Although the technical merits of the Company’s check-the-box election and resultant capital loss are clear under US tax law, it is possible that a portion of the remaining capital loss benefit may not be sustainable upon challenge by the US taxing authorities given the numerous assumptions and estimates required in determining the estimated fair market value of the German holding company at March 31, 2005.
Based upon the above facts, the Company did not record a deferred tax asset/benefit for the remaining capital loss carryforward at March 31, 2005; however, to the extent US capital gains are anticipated in future periods, appropriate disclosures will be made in future filings.
3.	The Commission’s comment was as follows:

In your 7/18/05 letter, you also stated that the $539 million capital loss was primarily based on independent third party valuations and represents a write-down of the tax basis of the German subsidiary. Given that an independent appraiser determined this material write-down was necessary, please tell us why you have not recorded an impairment charge under SFAS 144.
It is important to note that the Company’s adjusted “outside tax basis” (after partial write-down), which reflects the estimated fair market value of its German holding company for US federal income tax purposes, still exceeds the Company’s book basis of its investment at March 31, 2005. This reflects the fact that, over the years, book operating losses have been recognized for certain subsidiaries in the German holding company which include charges recorded in connection with the Company’s German restructuring efforts and ongoing impairment analyses.
The Company reviews long-lived assets, including intangible assets, for impairment whenever events or circumstances indicate that the carrying amount of assets may not be fully recoverable. These impairment analyses are performed as required by Company policy and in accordance with the provisions of SFAS No. 144. Given certain unique aspects of the automotive industry and the Company’s required manufacturing footprint to support its customers, the Company’s impairment analyses give appropriate consideration to the following factors.
•	Customer/platform profitability must be analyzed across certain plants, subsidiaries and geographies.

•	Recent and anticipated improvement in the profitability of the Company’s German operations.

Ms. Nili Shah
August 19, 2005

•	Redeployable nature of certain equipment among the Company’s automotive plants.
Based upon the Company’s impairment analysis, the third party valuation obtained in connection with the check-the-box election and resultant capital loss did not result in any impairment charges for financial reporting purposes in accordance with the provisions of SFAS No. 144.
We appreciate the opportunity to provide our response to the questions raised by the Staff and we look forward to their resolution. If there are any further comments or questions, please do not hesitate to contact me at (414) 524-3422.
Very truly yours,
JOHNSON CONTROLS, INC.

/s/ R. Bruce McDonald
R. Bruce McDonald
Vice President and
Chief Financial Officer